Exhibit 99.1

Canonic Announces Full Commercial Launch of its First Medical
Cannabis Products in Israel

Canonic moves ahead of schedule with the full commercial launch of its G-nnovation products, following positive feedback from patients during the company’s pre-launch campaign

Rehovot, Israel – October 19, 2021 – Canonic Ltd., focused on the development of medical cannabis products and a wholly-owned subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), today announced the full commercial launch of its first two medical cannabis products, known as G200 and G150, following positive feedback received from patients during the company’s pre-launch campaign. These products were originally expected to be released to market during 2022.

G150
T15/C3 HYBRID
THC RICH
G200
T20/C4 HYBRID
THC RICH
CANONIC
G-nnovation
G150
תפרחות קנאביס רפואי
T15/C3 THC RICH • HYBRID/היבריד
IMC Medical Grade Cannabis Inflorescences
T15 C3 THC RICH 10 WEIGHT GRAMS
CANONIC
G-nnovation
G200
תפרחות קנאביס רפואי
T20/C4 THC RICH • HYBRID/היבריד
IMC Medical Grade Cannabis Inflorescences
T20 C4 THC RICH 10 WEIGHT GRAMS
CANONIC
CULTIVATED BY SCIENCE

Canonic G-nnovation products

Canonic’s first launched products, G200 and G150, are part of the G-nnovation product line under Canonic’s Meta Yield product program. Canonic's G200 product will be available under the T20/C4 category1 and G150 will be available under the T15/C3 category2, according to the product categories established by the Israeli Ministry of Health. These products are based on cannabis varieties that were selected and developed using Evogene’s computational platform to express high levels of THC3 and premium consumer traits4.

1 T20/C4 category means 17%-24% THC & 1%-7% CBD.
2 T15/C3 category means 11%-19% THC & 0.5%-5.5% CBD.
3 Tetrahydrocannabinol (THC) is the principal psychoactive constituent of cannabis and one of at least 113 total cannabinoids identified in the plant.
4 Such traits may include inflorescence size, density, scent and overall appearance.

In September and October 2021, Canonic conducted a pre-launch campaign, during which G200 and G150 were marketed in Israel to a limited number of licensed patients through selected pharmacies. Following positive feedback in the pre-launch campaign, indicating high patient satisfaction with the quality and positive effect of the products, Canonic decided to move ahead with the full commercial launch of these products in Israel. This was ahead of the original scheduled launch, which had been planned for 2022. These products will be widely available to consumers in pharmacies across Israel, from the day of this announcement.

With respect to product production for next year, as disclosed in the past, Canonic’s business model, which is based on producing products through external growers and manufacturers, provides the company relative flexibility in meeting demand in the market.

There are more than 100,000 licensed patients in Israel that consumed approximately 27 tons of cannabis in the first 8 months of 20215, and the total medical cannabis market in Israel is estimated at $260 million per year6. According to industry estimates, based on current growth rates, the number of patients in the Israeli market is expected to more than double by 20257.

Dr. Arnon Heyman, CEO of Canonic, stated: “We are very excited to have reached this milestone ahead of target. This follows the very encouraging market feedback we received from patients, indicating potential market demand for our products. Our launch marks a key milestone in bringing closer our vision to become a world-leading medical cannabis company. We see today’s launch in Israel as only the beginning of our journey and our longer-term goal is to expand into additional markets abroad, with the European markets being our next target.”

5 Please note the source is in Hebrew: https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-august-2021.pdf
6 https://finance.walla.co.il/item/3428846
7 Please note the source is in Hebrew: https://www.bizportal.co.il/capitalmarket/news/article/786443

Mr. Ofer Haviv, Chairman of Canonic and CEO & President of Evogene, stated: “I am pleased to see that within a very short time Canonic has built an impressive operation, with the launch of its first commercial-scale sales of medical cannabis. We are proud of the key role that Evogene played in this achievement, supporting product development using our unique platform and computational biology tech engine, GeneRator AI.  We look forward to Canonic continuing to meet and exceed expectations and goals on its way to delivering exceptional products to patients.”

About Canonic Ltd.:

Canonic is a subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), developing medical Cannabis products utilizing a Computational Predictive Biology (CPB) platform. The Company’s products in development are aimed at improving active compounds yield, genetic stability and Cannabis varieties for specific medical indications. The Company’s strategy includes the development of Cannabis varieties in order to commercialize medical Cannabis products independently or through collaborations. Canonic has exclusive access to Evogene’s genomic assets and technology for the development of medical Cannabis products. For more information, please visit: https://www.canonicbio.com/.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of its broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, or words of similar meaning. For example, Evogene and Canonic are using forward-looking statements in this press release when they discuss Canonic’s production plans and capabilities for 2022, its plans to expand its operations and penetrate to additional markets, and the expected growth in the cannabis market and number of patients. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035